EXHIBIT 99.1

BrainsWay Broadens Access to Deep TMS™ for U.S. Military Service Members Through Expanded Partnership with Katie’s Way Plus

Provider of Mental Health Services with Focus on Military Community Orders 10 New Deep TMS™ Systems

BURLINGTON, Mass. and JERUSALEM, Sept. 20, 2023 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced that its longstanding partner, Katie’s Way Plus, which provides comprehensive mental health services tailored to the unique needs of active duty military members, veterans, and their families, has ordered an additional 10 Deep Transcranial Magnetic Stimulation (Deep TMS™) systems, which will more than double its existing offering.

“This is yet another demonstration of our strategic focus on larger enterprise customers across the U.S.,” said Eric Hirt, VP U.S. Sales of BrainsWay. “The strategic collaboration between BrainsWay and Katie's Way Plus is poised to make a substantial impact on addressing the critical and unique mental health issues faced by military personnel by providing world-class care to those who have served their country and are in need of advanced solutions to address their specialized conditions.”

“We are thrilled to support Katie's Way Plus in its vital mission to provide focused care to U.S. service members, veterans, and their families,” said Hadar Levy, Chief Executive Officer of BrainsWay. “BrainsWay's advanced Deep TMS technology has demonstrated remarkable clinical efficacy in treating depression, and we are confident that this expansion will bring hope and healing to many U.S. service members.”

“Katie's Way was founded in memory of my daughter, Katie, who tragically lost her battle with depression,” said Jeff Mathis, Founder of Katie’s Way. “Our goal is to ensure that no other family needs to endure such pain. These additional BrainsWay systems will allow us to extend our reach, offer hope, and ultimately save lives.”

Depression is a contributing factor to suicide, which is a particularly pressing concern within the military community. September is Suicide Prevention Month, which helps raise awareness to the fact that 22 U.S. military veterans take their lives each dayi.

BrainsWay Deep TMS is delivered via a unique treatment coil housed in a cushioned, patient and provider-friendly helmet. The patient is awake, alert, and engaged during the treatment session, and each session only takes less than 30 minutes from start to finish. For some patients, a shorter three-minute intermittent theta burst (iTBS) protocol is also an option. Most candidates for Deep TMS depression treatment have already failed multiple courses of medication and talk therapy, and in a recently published post-marketing analysis of close to 1,400 patients, those patients who had received 30 or more treatments of Deep TMS demonstrated an 82% response rate and a 65% remission rateii.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

About Katie’s Way
Katie's Way TMS is a trailblazing mental health care provider with a heartfelt commitment to improving the lives of active duty military service members, veterans, and their families. Founded by Jeff Mathis, our mission is deeply rooted in a profound personal loss. Jeff's daughter, Katie, tragically lost her battle with depression, inspiring him to establish Katie's Way with a resolute determination to prevent others from experiencing a similar tragedy. At Katie's Way TMS, our focus is clear: to provide specialized care, hope, and healing to those who have selflessly served our nation. We understand the unique challenges that military members, veterans, and their families face when it comes to mental health, and we are dedicated to addressing these challenges head-on. With unwavering commitment, Katie's Way TMS strives to make a meaningful impact by providing accessible, evidence-based care to individuals who have sacrificed so much for our country. Our journey is driven by the memory of Katie and the hope that no other family will have to endure the pain of losing a loved one to depression. Katie’s Way currently operates 5 treatment facilities in the United States, and will expand to 12-15 clinics by early 2024. To learn more, please visit www.katieswayplus.com.

Forward-Looking Statement
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Ido Marom
Chief Financial Officer
844-386-7001 ext. 5
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
646-889-1200
britchie@lifesciadvisors.com

Media Contact:
Chris Boyer
844-386-7001 ext. 2
Chris.Boyer@BrainsWay.com

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i https://www.va.gov/opa/docs/suicide-data-report-2012-final.pdf

ii https://www.brainsway.com/wp-content/uploads/2023/04/1-s2.0-S0165178123001300-main-1.pdf